Sullivan & Worcester LLP	T 212 660 3000
1633 Broadway	F 212 660 3001
New York, NY 10019	www.sandw.com

September 23, 2014

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jamie Walter

VALIC Company I

Post-Effective Amendment No. 68 to

the Registration Statement on Form N-1A

CIK No. 0000719423

SEC File Nos. 2-83631, 811-3738

Ladies and Gentlemen:

On behalf of VALIC Company I (the “Registrant”), this letter sets forth responses to oral comments received from Jamie Walter of the staff of the Securities and Exchange Commission (the “SEC”) on August 27, 2014 with respect to Post-Effective Amendment No. 68 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”), relating to the Registrant’s Global Social Awareness Fund and International Equities Fund (now known as International Equities Index Fund) (each a “Fund” and collectively, the “Funds”), each a series of the Registrant, which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on July 18, 2014. Set forth below is each of the staff’s comments and the Registrant’s responses to those comments.

Comment #1: Confirm that all bracketed information is completed in the Registrant’s 485(b) filing.

Response: The Registrant confirms that all bracketed information has been completed in the 485(b) filing.

Comment #2: In the second paragraph of the Global Social Awareness Fund’s principal investment strategies, indicate whether the investments described in this paragraph satisfy the Fund’s social criteria. Also, state in plain English what constitutes the Fund’s social criteria.

Response: The Registrant has revised the disclosure in the paragraph referenced in Comment #2 to clarify that each of the investments described in the paragraph satisfy the Fund’s social criteria. The Registrant has also added disclosure clarifying that the Fund’s social criteria is avoiding companies significantly engaged in the areas listed in the bulletpoints in the Fund’s principal investment strategies.

EDGAR Operations Branch

September 23, 2014

Comment #3: Under “Additional Information About the Funds’ Strategies and Risks,” clarify what constitutes the Fund’s social criteria.

Response: The Registrant has added similar clarifying disclosure as that referenced above in the Response to Comment #2.

Comment #4: With respect to the Global Social Awareness Fund, define “SAAMCo” the first instance in which it is used.

Response: The Registrant has defined “SAAMCo” in the first instance in which it is used.

Comment #5: With respect to the International Equities Index Fund, define “Index” the first instance in which it is used.

Response: The Registrant has defined “Index” in the first instance in which it is used.

Comment #6: Please indicate whether the investment strategies and risks listed in the Investment Glossary section of the prospectus are principal ones.

Response: As disclosed in the Investment Glossary, each Fund’s principal investment strategies and principal risks are set forth in the summary sections of the prospectus. To the extent the Investment Glossary lists an investment strategy or risk not listed in the summary sections of the prospectus, such investment strategy or risk should be considered a non-principal investment strategy or risk with respect to the applicable Fund.

Comment #7: Please indicate whether synthetic securities risk is applicable to the Funds.

Response: Synthetic securities risk is not a principal risk of either Fund. The Registrant’s 485(b) filing includes synthetic securities risk in the Investment Glossary because it is a principal investment risk of the Registrant’s Global Real Estate Fund.

Comment #8: Please provide Tandy representations and a response letter to the Staff’s comments in the form of EDGAR correspondence in connection with the Registrant’s 485(b) filing.

Response: Tandy representations and responses to the staff’s comments are included herewith.

*        *        *

The Registrant acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statement;

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September 23, 2014

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*        *        *

Any questions or comments with respect to this filing may be directed to the undersigned at (212) 660-3067.

Sincerely,

/s/ Matthew J. Van Wormer

cc:	Nori L. Gabert, Esq.

Louis O. Ducote, Esq.

David M. Leahy, Esq.